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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of October 2004

                        Commission File Number 001-15012

                              HANARO TELECOM, INC.
                            (Name of the Registrant)

                   Shindonga Fire & Marine Insurance Building
                                Tae-pyong-ro 2-43
                                    Chung-gu
                              Seoul, Korea 100-733
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F  X            Form 40-F
                              -----                   -----

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

                        Yes                     No  X
                           -----                  -----

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

                        Yes                     No  X
                           -----                  -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                        Yes                     No  X
                           -----                  -----

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-                )
                                                 ----------------

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     Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K, a fair and accurate English language translation of:

     Exhibit 99.1: a fair disclosure relating to Resolution on Convening of a
                   General Meeting of Shareholders, filed with the Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") on October 29, 2004.

     Exhibit 99.2: a fair disclosure on Resolution of Board of Directors on
                   Convening an Extraordinary General Meeting of Shareholders on Granting the Stock Option Rights, filed with the Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") on October 29, 2004.

     Exhibit 99.3: a fair disclosure on Closing of Shareholder Register, filed with the Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") on October 29, 2004.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          HANARO TELECOM, INC.



Date: October 29, 2004                    By:  /s/  Soon-Yub Samuel Kwon
                                              --------------------------------
                                          Name:  Soon-Yub Samuel Kwon
                                          Title: Senior Executive Vice President

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                                 EXHIBIT INDEX

Exhibit No.     Description
-----------     -----------

Exhibit 99.1: a fair disclosure relating to Resolution on Convening of a General Meeting of Shareholders, filed with the Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") on October 29, 2004.

Exhibit 99.2: a fair disclosure on Resolution of Board of Directors on Convening an Extraordinary General Meeting of Shareholders on Granting the Stock Option Rights, filed with the Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") on October 29, 2004.

Exhibit 99.3: a fair disclosure on Closing of Shareholder Register, filed with the Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") on October 29, 2004.